

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2025

Henry D. Fahman
President and Chief Executive Officer
PHI Group, Inc.
17011 Beach Blvd, Suite 900
Huntington Beach, CA 92614

>   **Re: PHI Group, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2024**
>   **Form 10-K for Fiscal Year Ended June 30, 2023**
>   **File No. 001-38255**

Dear Henry D. Fahman:

   We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2024
Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 16

1.   We note your disclosure controls and procedures conclusion is dated as of June 30, 2023 rather than 2024. Please revise.

Report of Independent Registered Public Accounting Firm, page F-1

2.   Please address the following:
   • An audit report from an independent registered public accounting firm is missing for both fiscal years 2024 and 2023. Please amend both filings to include the audit report.
   • You included the information of M.S. Madhava Rao, a PCAOB registered independent registered public accounting firm, before the audit report placeholder page (i.e. page F-1). We note that M.S. Madhava Rao issued an audit report for the fiscal year 2022 Form 10-K. However, it appears that M.S. Madhava Rao did

not file any Form APs with the PCAOB for fiscal years 2024 and 2023 suggesting that there were no audits of your company performed by M.S. Madhava Rao. Please tell us why you included the information of M.S. Madhava Rao in the filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services